April 2, 2012

CONFIDENTIAL

Mr. John P. Nolan

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	DFC Global Corp.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 29, 2011
Proxy Statement on Schedule 14A
Filed October 13, 2011
Form 10-Q for the Quarterly Periods Ended September 30, 2011 and December 31, 2011
Filed November 7, 2011 and February 9, 2012
File No. 000-50866

Dear Mr. Nolan:

On behalf of DFC Global Corp., a Delaware corporation, and in connection with its March 19, 2012 response to the comment letter from the Securities and Exchange Commission dated March 6, 2012, we hereby supplement our initial response related to comments 4 and 5. In our letter, we refer to DFC Global Corp., the registrant, as the “Company”, to the Staff of the Securities and Exchange Commission as the “Staff”, and to comments 4 and 5 as the “Comments”.

We understand that the Staff believes that our consumer loan origination and repayment activities should be classified as investing activities instead of our historical presentation as operating activities, and that changes in accrued interest and fees receivable should continue to be classified as operating activities. Further, the Staff has requested a change in presentation and disclosure of non-cash activity related to our pawn lending activities. We understand that the Staff will not object if we reflect these changes in presentation to our Consolidated Statement of Cash Flows in future filings if the Company concludes that such a change would not be a material change to the financial statements, as described in Staff Accounting Bulletins No. 99 and No. 108. Based on the materiality assessment performed as outlined below, we have concluded that this change in presentation is not considered material. Therefore, we do not intend to amend our Form 10-K for the fiscal year ended June 30, 2011 or Forms 10-Q for the quarterly periods ended September 30, 2011 and December 31, 2011.

Mr. John P. Nolan

Securities and Exchange Commission

April 2, 2012

In determining the immaterial nature of the reclassifications on the Consolidated Statement of Cash Flows, the Company considered numerous qualitative factors outlined in Staff Accounting Bulletins No. 99 and No. 108.

1.	There is no indication that there would be a substantial likelihood that the Company’s presentation of operating and investing activities and prospective reclassifications within its statement of cash flows would be viewed by the reasonable investor as having significantly altered the “total mix” of information made available. The cash flow effects of lending activities are discernible from the Statement of Cash Flows, despite the misclassification. Specifically, users of the financial statements can understand the effects that lending activities have on cash flows and how cash flows have changed in recent periods due to growth in the portfolio year over year. Importantly, because the loans are very short-term, the effects on cash flows from increases or decreases in the portfolio are not particularly important in assessing the Company’s cash flow trends or its ability to fund its operating and financing needs. Therefore we have concluded that it is probable that the judgment of a reasonable person relying on the Company’s financial statements would not have been changed or influenced by the reclassifications.

2.	There is no impact on the Company’s Consolidated Statement of Operations such as a misstatement that would change a loss into income or vice versa or any related earnings metrics or disclosure changes. Additionally, for annual periods presented, there are no changes from negative operating cash flows to positive, or vice versa, as a result of this change.

3.	There is no impact on the Company’s Consolidated Balance Sheet or any related balance sheet ratios, metrics or disclosures.

4.	There is no impact on any bank covenant calculations related to “operating cash flows” or other agreements with third parties.

5.	There are no regular disclosures of cash flow from operations in any of the Company’s standard earnings release announcements, nor have we received questions from the investing community regarding our cash flows from operations.

Mr. John P. Nolan

Securities and Exchange Commission

April 2, 2012

6.	There is no indication that readers of the Company’s consolidated financial statements focus on the individual categories of cash flows presented in the Consolidated Statement of Cash Flows. We do not believe that cash flows from operations is a meaningful measure in our industry due to the nature of our operations and the high turnover of our single payment consumer loans. Furthermore, the financial statements included in the Company’s quarterly earnings release announcements exclude the Consolidated Statement of Cash Flows.

7.	The reclassification does not impact analysts’ expectations for similar reasons as investors. It should be noted that when the Company presents free cash flow in its analysts’ presentations, it excludes cash related to working capital needs. The result is analogous to the reclassification of consumer loan activities from operating activities to investing activities.

We intend to make the changes outlined in our supplemental answers to questions 4 and 5 below, prospectively, beginning with the Company’s March 31, 2012 Form 10-Q. Our description of the reclassification will follow the AICPA’s Center for Audit Quality release “Staff Accounting Bulletin No. 108 – Frequently asked Questions” question no. 5 and will provide transparent disclosure about the amount and nature of the reclassifications being made. Furthermore, the Company will disclose, in future filings, the fact that it has corrected immaterial errors in prior period Consolidated Statement of Cash Flows and provide appropriate context for the reclassifications so that the reader is not confused about the change.

Form 10K for the Fiscal Year Ended June 30, 2011:

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 71

4.	We note on page 73 that you have reclassified pawn loans from Consumer Loans, net and now separately present them on your Consolidated Balance Sheet, with the balance increasing from $35.5 million at June 30, 2010 to $136.2 million at June 30, 2011. We further note that you do not separately present cash flow activities associated with these loans. Please address the following:

•

Tell us how you treat the cash flows related to the sale of forfeited collateral associated with pawn lending in your statements of cash flows and when the related cash flows are recorded. Specifically address how and when the related cash inflows and outflows for each classification are recorded and your basis for including the amounts you do in each classification when you do.

Mr. John P. Nolan

Securities and Exchange Commission

April 2, 2012

•

Tell us whether you have included any noncash activities in your statements of cash flows. In this regard, it would appear consistent with ASC 230-10 that when pawn loans are forfeited one would disclose the loan forfeiture as non-cash investing activity since the transfer of collateral into an inventory account does not represent a cash transaction. Furthermore, when the collateral is sold, it would appear appropriate to bifurcate the cash inflow between the investing and operating sections to reflect the return of the original investment in the investing section and any gross profit on the sale as a return on the loan investment in the operating section.

•	Tell us how you report pawn loans that are renewed in the cash flow statement and the basis for that treatment under ASC 230-10.

The Company will comply with the Staff’s comment and will separately disclose its origination cash outflows and inflows related to principal repayments related to pawn activity and reclassify such amounts from operating activities to investing activities. The Company will also disclose changes in pawn loan interest receivable within its operating activities. Furthermore, as it pertains to forfeitures, the Company will disclose the loan forfeiture as non-cash investing activity since the transfer of collateral into an inventory account does not represent a cash transaction. In addition, when the collateral is sold, the Company will bifurcate the cash inflow between the investing and operating sections to reflect the return of the original investment in the investing section and any gross profit on the sale as a return on the loan investment in the operating section through retrospective reclassification of these amounts, if any, in our future periodic filings.

5.	As a related matter, please tell us your basis for treating the consumer loan activities as cash flows from operating activities. In this regard, it would appear consistent with ASC 230-10-45-12 to classify all cash flows aside from the portion of repayment that represents interest and fees and the provision for loans losses in the investing section as these loans were not acquired specifically for resale but rather for investment.

The Company will reclassify its consumer loan origination cash outflows and principal repayment inflows related to consumer loan activities from operating activities to investing activities as these loans were not acquired specifically for resale. We will continue to disclose the change in accrued interest and fees receivable related to these consumer loan activities within operating activities.

* * * * * * *

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that the

Mr. John P. Nolan

Securities and Exchange Commission

April 2, 2012

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DFC GLOBAL CORP.

By:	/s/ William M. Athas
William M. Athas
Senior Vice President - Finance, Chief Accounting Officer and Corporate Controller